Filed pursuant to Rule 424(b)(3)
File No. 333-154942

PROSPECTUS

1,020,163 Shares

Common Stock

The selling stockholders identified on page 21 of this prospectus are offering from time to time on a resale basis a total of 1,020,163 shares of our common stock issuable upon the exercise of outstanding warrants held by the selling stockholders, including 170,027 shares of our common stock that may be issued upon the exercise of such warrants pursuant to an anti-dilution provision contained in the warrants. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is listed on the Nasdaq Capital Market under the symbol “HNAB.” On December 2, 2008, the last sale price for our common stock as reported on the Nasdaq Capital Market was $0.22.

The securities offered by this prospectus involve a high degree of risk.
See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

The date of this prospectus is December 3, 2008.

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of this offering. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this prospectus or in the documents incorporated by reference into this prospectus or included as exhibits to the registration statement that contains this prospectus. Accordingly, you are urged to carefully review this prospectus (including all documents incorporated by reference into this prospectus) in its entirety.

Hana Biosciences, Inc.

We are a biopharmaceutical company focused on acquiring, developing, and commercializing innovative products to strengthen the foundation of cancer care. We are committed to creating value by accelerating the development of our product candidates, including entering into strategic partnership agreements and expanding our product candidate pipeline by being an alliance partner of choice to universities, research centers and other companies.

Our product candidates include the following:

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Marqibo (vincristine sulfate liposomes injection) - Marqibo has been evaluated in 15 clinical trials with over 600 patients, including Phase 2 clinical trials in patients with non-Hodgkin’s lymphoma, or NHL, and acute lymphoblastic leukemia, or ALL. Based on the results from these studies, we are conducting a registration-enabling Phase 2 clinical trial, which we refer to as the rALLy study. The study population is adults with Philadelphia chromosome negative ALL in second relapse or those who failed 2 prior lines of therapy.  The primary outcome measure is complete remission or CR, or complete remission without full hematologic recovery or CRi.  The sample size is 56 evaluable subjects from up to 50 sites. We also plan to conduct a confirmatory, Phase 3 front-line trial of Marqibo in subjects (at least 60 years of age) with newly diagnosed Philadelphia chromosome negative ALL.  The primary outcome measure will be event-free survival, death, failure to achieve CR/CRi, and relapse after CR/CRi are the defining events. In addition we are conducting a Phase 2 study to assess the efficacy of Marqibo in patients with metastatic malignant uveal melanoma as determined by Disease Control Rate (CR, partial response or durable stable disease).  Secondary objectives are to assess the safety and anti-tumor activity of Marqibo as determined by response rate, progression free survival and overall survival. The patient population is defined as adults with uveal melanoma and confirmed metastatic disease that is untreated or that has progressed following one prior therapy.  We expect to enroll approximately 30 subjects in this clinical trial. Marqibo received a U.S. orphan drug designation in January 2007 as well as a European Commission orphan drug designation in June 2008 for the ALL indication. Marqibo also received a U.S. orphan drug designation in July 2008 for metastatic uveal melanoma. Marqibo received a fast track designation in August 2007 for the treatment of adult ALL from the FDA.

•
Alocrest (vinorelbine liposomes injection) - In February 2008, we completed enrollment in a Phase 1 study of Alocrest. The trial enrolled 30 adult subjects with confirmed solid tumors refractory to standard therapy or for which no standard therapy was known to exist. The objectives of the Phase 1 clinical trial were: (1) to assess the safety and tolerability of Alocrest; (2) to determine the maximum tolerated dose of Alocrest; (3) to characterize the pharmacokinetic profile of Alocrest; and (4) to explore preliminary efficacy of Alocrest. The study was conducted at the Cancer Therapy and Research Center and South Texas Accelerated Research Therapeutics, both located in San Antonio, Texas and at McGill University in Montreal.  The majority of study subjects had heavily pretreated disease. Reversible neutropenia, a low white blood cell count, was the dose-limiting toxicity. The results of this study indicated promising anti-cancer activity and expected toxicity, and a 50% disease control rate was achieved across a broad range of doses.

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Brakiva (topotecan liposomes injection) - In November 2008, we initiated a Phase 1 dose-escalation clinical trial of Brakiva, which is primarily designed to assess the safety, tolerability and maximum tolerated dose.

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Menadione - We acquired the rights to Menadione in October 2006 pursuant to a license agreement with the Albert Einstein College of Medicine. We have finalized an initial formulation of Menadione and completed essential IND-enabling studies. We initiated a Phase 1 clinical trial in cancer patients in April 2008 and another Phase 1 study in healthy volunteers in September 2008.

Recent Developments

In October 2007, we entered into a facility agreement with Deerfield Private Design Fund, L.P., Deerfield Special Situations Fund, L.P., Deerfield Special Situations Fund International Limited, and Deerfield Private Design International, L.P., each of which is a selling stockholder in the offering covered by this prospectus. Pursuant to the terms of the facility agreement, we may borrow from the selling stockholders up to an aggregate of $30 million, of which $20 million may be drawn down by us in as many as four installments every six months commencing October 30, 2007. Pursuant to such schedule, we drew down a $7.5 million installment on November 1, 2007. The remaining $10 million of the loan is subject to disbursement in three installments upon the achievement of clinical development milestones relating to our Marqibo and menadione product candidates. As of September 30, 2008, we had achieved milestones relating to two of these installments covering $7.5 million of the facility.

On October 14, 2008, we drew down an additional $12.5 million under the facility agreement. As a result of this disbursement, and in accordance with the terms of the facility agreement, we issued to the selling stockholders warrants to purchase, at an exercise price of $1.31 per share, an aggregate of 850,136 shares of our common stock, which amount represents 2.625% of our outstanding shares as of October 14, 2008. See “Selling Stockholders.”

Corporate Information

We were incorporated in Delaware in December 2002. Our executive offices are located at 7000 Shoreline Court, Suite 370, South San Francisco, California 94080. Our telephone number is (650) 588-6405 and our Internet address is www.hanabiosciences.com. Information contained in, or accessible through, our website does not constitute a part of this prospectus.

Marqibo is our U.S. registered trademark. Alocrest, Brakiva and Kyrbax are our trademarks for our Optisomal vinorelbine, Optisomal toptecan and topical menadione product candidates. OPTISOME is our trademark for our nanoparticle technology used in our Marqibo, Alocrest and Brakiva product candidates. We refer to Marqibo, Alocrest, Brakiva and Kyrbax as “product candidates” because we have not received all of the necessary government approvals to permit us to sell or otherwise market those products at this time. We have applied for registration for our Alocrest, Brakiva, Kyrbax and OPTISOME trademarks and for our Hana Biosciences logo in the United States. All other trademarks and tradenames mentioned in this prospectus are the property of their respective owners.

Risk Factors

As with most pharmaceutical product candidates, the development of our product candidates is subject to numerous risks, including the risk of being unable to obtain necessary regulatory approvals to market the products, unforeseen safety issues relating to the products, dependence on third party collaborators to conduct research and development of the products, and a lack of adequate capital needed to develop the product candidates. Because we have only a limited history of operations, we are also subject to many risks associated with early-stage companies. For a more detailed discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 5 of this prospectus.

The Offering

The selling stockholders identified on page 21 of this prospectus are offering an aggregate of 1,020,163 shares of our common stock.

Common stock offered	1,020,163 shares
Common stock outstanding before the offering(1)	32,386,130 shares
Common stock outstanding after the offering(2)	33,406,293 shares
Common Stock Nasdaq Capital Market symbol	HNAB

(1)	Based on the number of shares outstanding as of November 14, 2008, not including approximately 12,618,828 shares issuable upon exercise of various warrants and options to purchase common stock.
(2)	Assumes the issuance of all shares offered hereby that are issuable upon exercise of warrants.

RISK FACTORS
Before investing in our common stock, you should consider carefully the following risk factors, in addition to the other information contained and incorporated by reference in this prospectus. Investing in our common stock involves a high degree of risk.

Risks Related to Our Business

We need to raise additional capital to fund our operations. If we are unable to raise additional capital when needed, we may have to discontinue our product development programs or relinquish our rights to some or all of our product candidates. The manner in which we raise any additional funds may affect the value of your investment in our common stock.

We expect to incur losses at least until we can successfully commercialize one or more of our product candidates. We expect that we will require additional financing to fund our development programs and to expand our infrastructure and commercialization activities. Net cash used in operating activities was $24.0 million for the twelve months ended December 31, 2007, and $17.0 million for the nine months ended September 30, 2008. Together with our existing cash, cash equivalents, available for sale securities and lending commitments, and based on our recent trends of cash used in operating activities and our current estimated budgets, we expect that we have sufficient capital to fund our operations into the fourth quarter of 2009. Accordingly, we will need additional capital to fund our operations beyond such point. If we fail to obtain the necessary financing, we will not be able to fund our operations. We have no committed sources of additional capital. We do not know whether additional financing will be available on terms favorable to us when needed, if at all. If we fail to advance our current product candidates to later stage clinical trials, successfully commercialize Marqibo or acquire new product candidates for development, we will have difficulty obtaining additional financing. Our future capital requirements depend on many factors, including:

•	costs associated with conducting preclinical and clinical testing;

•	costs associated with commercializing our lead programs, including establishing sales and marketing functions;

•	costs of establishing arrangements for manufacturing our product candidates;

•	costs of acquiring new drug candidates;

•	payments required under our current and any future license agreements and collaborations;

•	costs, timing and outcome of regulatory reviews;

•	costs of obtaining, maintaining and defending patents on our product candidates; and

•	costs of increased general and administrative expenses.

To the extent that we raise additional capital by issuing equity securities, our stockholders may experience dilution. We may grant future investors rights superior to those of our current stockholders. If we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies, product candidates or products, or grant licenses on terms that are not favorable to us. If we raise additional funds by incurring debt, we could incur significant interest expense and become subject to covenants in the related transaction documentation that could affect the manner in which we conduct our business.

We have a limited operating history and may not be able to commercialize any products, generate significant revenues or attain profitability.

We have not generated significant revenue and have incurred significant net losses in each year since our inception. We expect to incur substantial losses and negative cash flow from operations for the foreseeable future, and we may never achieve or maintain profitability. For the years ended December 31, 2007 and December 31, 2006, we had net losses of $26.0 million and $44.8 million, respectively, and for the nine months ended September 30, 2008, we had a net loss of $16.1 million.

We expect our cash requirements to increase substantially in the foreseeable future as we:

•	continue to undertake preclinical development and, if and when permitted by appropriate regulatory agencies, clinical trials for our current and any new product candidates;

•	seek regulatory approvals for our product candidates at the appropriate time in the future;

•	implement additional internal systems and infrastructure;

•	seek to acquire additional technologies to develop; and

•	hire additional personnel.

We expect to incur losses for the foreseeable future as we fund our operations and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. Even if we succeed in developing and commercializing/partnering one or more of our product candidates, which success is not assured, we may not be able to generate significant revenues. Even if we do generate significant revenues, we may never achieve or maintain profitability. Our failure to achieve or maintain profitability could negatively impact the trading price of our common stock.

 If we fail to acquire and develop other product candidates we may be unable to grow our business.

We intend to acquire rights to develop and commercialize additional product candidates. Because we currently neither have nor intend to establish internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies and academic and other researchers to sell or license us their product candidates. The success of our strategy depends upon our ability to identify, select and acquire pharmaceutical product candidates.

Proposing, negotiating and implementing an economically viable product acquisition or license is a lengthy and complex process. We compete for partnering arrangements and license agreements with pharmaceutical, biopharmaceutical and biotechnology companies, many of which have significantly more experience than us and have significantly more financial resources than we do. Our competitors may have stronger relationships with certain third parties with whom we are interested in partnering, such as academic research institutions, and may, therefore, have a competitive advantage in entering into partnering arrangements with those third parties. We may not be able to acquire rights to additional product candidates on terms that we find acceptable, or at all.

We expect that any product candidate to which we acquire rights will require significant additional development and other efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are subject to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe or effective for approval by regulatory authorities. Even if our product candidates are approved, they may not be manufactured or produced economically or commercialized successfully.

 If we are unable to successfully manage our growth, our business may be harmed.

In the future, if we are able to advance our product candidates to the point of, and thereafter through, clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities. Any future growth will place a significant strain on our management and on our administrative, operational and financial resources. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We are actively evaluating additional product candidates to acquire for development. Such additional product candidates, if any, could significantly increase our capital requirements and place further strain on the time of our existing personnel, which may delay or otherwise adversely affect the development of our existing product candidates. We must manage our development efforts and clinical trials effectively, and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing Hana.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

We will need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the San Francisco Bay Area where we are headquartered, is intense, and we cannot be certain that our search for such personnel will be successful. Our ability to attract and retain qualified personnel is critical to our success.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of pharmaceutical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates, if approved. Even successful defense would require significant financial and management resources. Regardless of the merit or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	withdrawal of prior governmental approvals;

•	costs of related litigation;

•	substantial monetary awards to patients;

•	product recalls;

•	loss of revenue; and

•	the inability to commercialize our product candidates.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators. We currently do not carry product liability insurance but instead maintain a $10 million clinical trial insurance policy for our ongoing clinical trials of our product candidates. Even if our agreements with any future collaborators entitle us to indemnification against damages from product liability claims, such indemnification may not be available or adequate should any claim arise.

Risks Related to the Clinical Testing, Regulatory Approval and Manufacturing of Our Product Candidates

If we are unable to obtain regulatory approval to sell our lead product candidate, Marqibo, or any of our other product candidates, our business will suffer.

In May 2006, we licensed Marqibo from Inex, which was succeeded by Tekmira Pharmaceuticals Corp. in April 2007. Marqibo is not currently permitted to be commercially used. Inex submitted an NDA pursuant to Section 505(b)(2) of the U.S. Food, Drug and Cosmetic Act for accelerated marketing approval of Marqibo primarily based upon a single arm, Phase II clinical trial, which was reviewed by the FDA in 2004 and 2005. In January 2005, the FDA issued a not approvable letter to Inex for the Marqibo NDA for the treatment of patients with relapsed refractory NHL previously treated with at least two chemotherapy regimens. The FDA’s not approvable letter cited a variety of reasons for not approving the NDA, including the following:

•	The information presented by Inex was inadequate and contained clinical deficiencies;

•	The information presented by Inex failed to provide evidence of an effect on a surrogate that is reasonably likely to predict clinical benefit;

•	The information presented by Inex contained chemistry, manufacturing and control deficiencies;

•	A supportive study in NHL patients and ALL patients was not well conducted or well controlled; and

•	The information presented by Inex did not demonstrate an improvement over available therapy.

In rejecting the NDA, the FDA recommended that, if Inex planned to pursue development of Marqibo for the treatment of relapsed refractory NHL, Inex should conduct additional studies, including but not limited to randomized controlled studies comparing Marqibo to other chemotherapy regimens. Even if such studies are successfully performed, Marqibo may not receive FDA approval.

With respect to Marqibo and any of our other product candidates, additional FDA regulatory risks exist which may prevent FDA approval of these drug candidates and thereby prevent their commercial use. Additionally, if Marqibo or any of our product candidates are approved by the FDA, such approval may be withdrawn by the FDA for a variety of reasons, including:

•	that clinical or other experience, tests, or other scientific data show that the drug is unsafe for use;

•
that new evidence of clinical experience or evidence from new tests, evaluated together with the evidence available to the FDA when the NDA was approved, shows that the drug is not shown to be safe for use under the approved conditions of use;

•
that on the basis of new information presented to the FDA, there is a lack of substantial evidence that the drug will have the effect it purports or is represented to have under the approved conditions of use;

•	that an NDA contains any untrue statement of a material fact; or

•
for a drug approved under FDA’s accelerated approval regulations or as a fast track drug, if any required post-approval study is not conducted with due diligence or if such study fails to verify the clinical benefit of the drug.

Other regulatory risks may arise as a result of a change in applicable law or regulation or the interpretation thereof, and may result in material modification or withdrawal of prior FDA approvals.

Many of our product candidates are in early stages of clinical trials, which are very expensive and time-consuming. Any failure or delay in completing clinical trials for our product candidates could harm our business.

  Other than Marqibo, the other product candidates that we are developing, Alocrest, Brakiva, and Kyrbax, are in early stages of development and will require extensive clinical and other testing and analysis before we will be in a position to consider seeking FDA approval to sell such product candidates. In addition to the risks set forth above for Marqibo, which also apply to Alocrest, Brakiva and Kyrbax, these product candidates also have additional risks as each is in an earlier stage of development and review.

 Conducting clinical trials is a lengthy, time consuming and very expensive process and the results are inherently uncertain. The duration of clinical trials can vary substantially according to the type, complexity, novelty and intended use of the product candidate. We estimate that clinical trials of our product candidates will take at least several years to complete. The completion of clinical trials for our product candidates may be delayed or prevented by many factors, including:

•	delays in patient enrollment, and variability in the number and types of patients available for clinical trials;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	safety issues, side effects, or other adverse events;

•	results that do not demonstrate the safety or effectiveness of the product candidates;

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines; and

•	varying interpretation of data by the FDA.

In conducting clinical trials, we may fail to establish the effectiveness of a compound for the targeted indication or discover that it is unsafe due to unforeseen side effects or other reasons. Even if our clinical trials are commenced and completed as planned, their results may not support our product candidate claims. Further, failure of product candidate development can occur at any stage of the clinical trials, or even thereafter, and we could encounter problems that cause us to abandon or repeat clinical trials. These problems could interrupt, delay or halt clinical trials for our product candidates and could result in FDA, or other regulatory authorities, delaying approval of our product candidates for any or all indications. The results from preclinical testing and prior clinical trials may not be predictive of results obtained in later or other larger clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing promising results in earlier clinical trials. Our failure to adequately demonstrate the safety and effectiveness of any of our product candidates will prevent us from receiving regulatory approval to market these product candidates and will negatively impact our business.

In addition, we or the FDA may suspend or curtail our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in the conduct of these clinical trials or in the composition, manufacture or administration of the product candidates. Accordingly, we cannot predict with any certainty when or if we will ever be in a position to submit an NDA for any of our product candidates, or whether any such NDA would ever be approved.

 If we do not obtain the necessary U.S. or foreign regulatory approvals to commercialize our product candidates, we will not be able to market and sell our product candidates.

None of our product candidates have been approved for commercial sale in any country. FDA approval is required to commercialize all of our product candidates in the United States and approvals from the FDA equivalent regulatory authorities are required in foreign jurisdictions in order to commercialize our product candidates in those jurisdictions. We possess world-wide rights to develop and commercialize Marqibo and our other product candidates.

 In order to obtain FDA approval of any of our product candidates, we must submit to the FDA an NDA, demonstrating that the product candidate is safe for humans and effective for its intended use and otherwise meets the requirements of existing laws and regulations governing new drugs. This demonstration requires significant research and animal tests, which are referred to as preclinical studies, and human tests, which are referred to as clinical trials, as well as additional information and studies. Satisfaction of the FDA’s regulatory requirements typically takes many years, depending on the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing as well as for other purposes. To date, none of our product candidates has been approved for sale in the United States or in any foreign market. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. Historically, only a small percentage of all drug candidates that start clinical trials are eventually approved by the FDA for sale. After clinical trials are completed, the FDA has substantial discretion in the drug approval process and may require us to conduct additional preclinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay or prevent commercialization of, and our ability to derive product revenues from, our product candidates;

•	impose costly procedures on us;

•	reduce the potential prices we may be able to charge for our product candidates, assuming they are approved for sale; and

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We cannot be sure that we will ever obtain regulatory approval for any of our product candidates. Additionally, a change in applicable law or regulation, or the interpretation thereof, may result in material modification or withdrawal of prior FDA approvals.

 Failure to obtain FDA approval of any of our product candidates will severely undermine our business by reducing our number of saleable products and, therefore, corresponding product revenues. If we do not complete clinical trials and obtain regulatory approval for a product candidate, we will not be able to recover any of the substantial costs invested by us in the development of the product candidate.

 In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize any of our product candidates for sale outside the United States.

Our competitive position may be harmed if a competitor obtains orphan drug designation and approval for the treatment of ALL for a clinically superior drug.

Orphan drug designation is an important element of our competitive strategy because the latest of our licensors’ patents for Marqibo expires in September 2020. In 2007, the FDA granted orphan drug designation for the use of Marqibo in treating adult ALL. The company that obtains the first FDA approval for a designated orphan drug for a rare disease generally receives marketing exclusivity for use of that drug for the designated condition for a period of seven years. However, even though we obtained orphan drug status for Marqibo in the treatment of adult ALL, the FDA may permit other companies to market a drug for the same designated and approved condition during our period of orphan drug exclusivity if it can be demonstrated that the drug is clinically superior to our drug. This could create a more competitive market for us.

Even if we obtain regulatory approvals for our products, the terms of approvals and ongoing monitoring and regulation of our products may limit how we manufacture and market our products, which could materially impair our ability to generate revenue.

Even if regulatory approval is granted in the United States or in a foreign country, the approved product and its manufacturer, as well as others involved in the manufacturing and packaging process, remain subject to continual regulatory review and monitoring. Any regulatory approval that we receive for a product candidate may be subject to limitations on the indicated uses for which the product may be marketed, or include requirements for potentially costly post-approval clinical trials. In addition, if the FDA and/or foreign regulatory agencies approve any of our product candidates, the labeling, packaging, storage, advertising, promotion, recordkeeping and submission of safety and other post-marketing information on the product will be subject to extensive regulatory requirements which may change over time. We and the manufacturers of our products, their ingredients, and many aspects of the packaging are also required to comply with current good manufacturing practice regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory agencies must approve these manufacturing facilities before they can be used to manufacture our products or their ingredients or certain packaging, and these facilities are subject to ongoing regulatory inspection. Discovery of problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, manufacturer and relevant manufacturing facility, including withdrawal of the product from the market. If we fail to comply with the regulatory requirements of the FDA and other applicable foreign regulatory authorities, or if problems with our products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers or manufacturing process;

•	warning letters or untitled letters;

•	civil or criminal penalties or fines;

•	injunctions;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production and/or sale; and

•	refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications.

In order to market any products outside of the United States, we must establish and comply with the numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others.

Because we are dependent on clinical research institutions and other contractors for clinical testing and for research and development activities, the results of our clinical trials and such research activities are, to a certain extent, beyond our control.

We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our preclinical and clinical trials under agreements with us. These parties are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

Our reliance on third parties to formulate and manufacture our product candidates exposes us to a number of risks that may delay the development, regulatory approval and commercialization of our products or result in higher product costs.

We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. We contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies for our clinical trials. If any of our product candidates receive FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers exposes us to the following risks:

•
We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical and/or commercial needs, if any.

•
Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•
Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards, but we will be ultimately responsible for any of their failures.

•
If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation. This may prohibit us from seeking alternative or additional manufacturers for our products.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA, or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

Risks Related to Our Ability to Commercialize Our Product Candidates

Our success depends substantially on Marqibo, which is still under development and requires further regulatory approvals. If we are unable to commercialize Marqibo, or experience significant delays in doing so, our ability to generate product revenue and our likelihood of success will be diminished.

In 2007, we commenced a multi-center, multi-national Phase 2 registration-enabling clinical trial of Marqibo in adult patients with relapsed ALL. We also plan to conduct a supportive Phase 3 first-line clinical trial in newly-diagnosed, elderly adults with Philadelphia chromosome-negative ALL. We are also conducting a single-center pilot Phase 2 clinical trial of Marqibo in patients with metastatic malignant uveal melanoma. A significant portion of our time and financial resources for at least the next twelve months will be used in the development of our Marqibo program. We anticipate that our ability to generate revenues in the near term will depend solely on the successful development, regulatory approval and commercialization of Marqibo.

All of our other product candidates are in the very early stages of development. Any of our product candidates could be unsuccessful if they:

•	do not demonstrate acceptable safety and efficacy in preclinical studies or clinical trials or otherwise do not meet applicable regulatory standards for approval;

•	do not offer therapeutic or other improvements over existing or future therapies used to treat the same conditions;

•	are not capable of being produced in commercial quantities at acceptable costs or pursuant to applicable rules and regulations; or

•	are not accepted in the medical community and by third-party payors.

If we are unable to commercialize our product candidates, we will not generate product revenues. The results of our clinical trials to date do not provide assurance that acceptable efficacy or safety will be shown.

If we are unable either to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will be unable to commercialize our product candidates successfully.

We currently have no sales, marketing or distribution capabilities. To commercialize our product candidates, we must either develop internal sales, marketing and distribution capabilities, which will be expensive and time consuming, or make arrangements with third parties to perform these services. If we decide to market any of our products directly, we must commit financial and managerial resources to develop marketing capabilities and a sales force with technical expertise and with supporting distribution capabilities. Other factors that may inhibit our efforts to commercialize our product candidates, if approved, directly and without strategic partners include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are not able to partner with a third party and are not successful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing our product candidates, which would harm our business. If we rely on pharmaceutical or biotechnology companies with established distribution systems to market our products, we will need to establish and maintain partnership arrangements, and we may not be able to enter into these arrangements on acceptable terms or at all. To the extent that we enter into co-promotion or other arrangements, any revenues we receive will depend upon the efforts of third parties which may not be successful and which will be only partially in our control. Our product revenues would likely be lower than if we marketed and sold our products directly.

The terms of our license agreements relating to intellectual property ownership rights may make it more difficult for us to establish collaborations for the development and commercialization of our product candidates.

The terms of our license agreements obligate us to include intellectual property assignment provisions in any sublicenses or collaboration agreements that may be unacceptable to our potential sublicensees and partners. These terms may impede our ability to enter into partnerships for some of our existing product candidates. Under our license agreement with Tekmira, Tekmira, either alone or jointly with M.D. Anderson Cancer Center, will be the owner of patents and patent applications claiming priority to certain patents licensed to us, and we not only have an obligation to assign to Tekmira our rights to inventions covered by such patents or patent applications, but also, when negotiating any joint venture, collaborative research, development, commercialization or other agreement with a third party, to require such third party to do the same. Our license agreement with Elan Pharmaceuticals, Inc., or Elan, relating to Marqibo, provides that Elan will own all improvements to the licensed patents or licensed know-how made by us or any of our sublicensees. Potential collaboration and commercialization partners for these product candidates may not agree to such intellectual property ownership requirements and therefore not elect to partner with us for these product candidates.

If physicians and patients do not accept and use our product candidates, our ability to generate revenue from sales of our products will be materially impaired.

Even if the FDA approves any of our product candidates, if physicians and patients do not accept and use them, our business will be adversely affected. Acceptance and use of our products will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•	pharmacological benefit and cost-effectiveness of our products relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payors;

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any; and

•	the price at which we sell our products.

Adequate coverage and reimbursement may not be available for our product candidates, which could diminish our sales or affect our ability to sell our products profitably.

Market acceptance and sales of our product candidates will depend in significant part on the levels at which government payors and other third-party payors, such as private health insurers and health maintenance organizations, cover and pay for our products. We cannot provide any assurances that third-party payors will provide adequate coverage of and reimbursement for any of our product candidates. If we are unable to obtain adequate coverage of and payment levels for our product candidates from third-party payors, physicians may limit how much or under what circumstances they will prescribe or administer them and patients may decline to purchase them. This in turn could affect our ability to successfully commercialize our products and impact our profitability and future success.

In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory policies and proposals in recent years to change the healthcare system in ways that could impact our ability to sell our products profitably. On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the MMA, which contains, among other changes to the law, a wide variety of changes that impact Medicare reimbursement of pharmaceuticals to physicians and hospitals. The MMA requires that, as of January 1, 2005, payment rates for most drugs covered under Medicare Part B, including drugs furnished incident to physicians’ services, are to be based on manufacturer’s average sales price, or ASP, of the product. Implementation of the ASP payment methodology for drugs furnished in physician’s offices generally resulted in reduced payments in 2005, and could result in lower payment rates for drugs in the future.

The MMA requires that, beginning in 2006, payment amounts for most drugs administered in physician offices are to be based on either ASP or on amounts bid by vendors under the Competitive Acquisition Program, or CAP. Under the CAP, physicians who administer drugs in their offices will be offered an option to acquire drugs covered under the Medicare Part B benefit from vendors that are selected in a competitive bidding process. Winning vendors would be selected based on criteria that include their bid prices. Implementation of the CAP has been delayed until at least July 2006. Implementation of the ASP payment methodology and the CAP could negatively impact our ability to sell our product candidates.

 The MMA also revised the method by which Medicare pays for many drugs administered in hospital outpatient departments beginning in 2005. In addition, the Centers for Medicare & Medicaid Services, or CMS, which administers the Medicare program, published a proposed rule on payment amounts for drugs administered in hospital outpatient departments for 2006. As a result of the changes in the MMA and, if the methods suggested by CMS in the proposed 2006 rule are implemented, certain newly introduced drugs administered in hospital outpatient departments, which we believe would include our therapeutics and supportive care product candidates, will generally be reimbursed under an ASP payment methodology, except that during a short introductory period in which drugs have not been assigned a billing code a higher payment rate is applicable. As in the case of physician offices, implementation of the ASP payment methodology in the hospital outpatient department could negatively impact our ability to sell our product candidates.

The MMA created a new, voluntary prescription drug benefit for Medicare beneficiaries, Medicare Part D, which took effect in 2006. Medicare Part D is a new type of coverage that allows for payment for certain prescription drugs not covered under Part B. This new benefit will be offered by private managed care organizations and freestanding prescription drug plans, which, subject to review and approval by CMS, may, and are expected to, establish drug formularies and other drug utilization management controls based in part on the price at which they can obtain the drugs involved. The drugs that will be covered in each therapeutic category and class on the formularies of participating Part D plans may be limited, and obtaining favorable treatment on formularies and with respect to utilization management controls may affect the prices we can obtain for our products. If our product candidates are not placed on such formularies, or are subject to utilization management controls, this could negatively impact our ability to sell them. It is difficult to predict which of our candidate products will be placed on the formularies or subjected to utilization management controls and the impact that the Part D program, and the MMA generally, will have on us.

There also likely will continue to be legislative and regulatory proposals that could bring about significant changes in the healthcare industry. We cannot predict what form those changes might take or the impact on our business of any legislation or regulations that may be adopted in the future. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

In addition, in many foreign countries, particularly the countries of the European Union, the pricing of prescription drugs is subject to government control. We may face competition for our product candidates from lower priced products in foreign countries that have placed price controls on pharmaceutical products. In addition, there may be importation of foreign products that compete with our own products which could negatively impact our profitability.

If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

The market for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. If approved, Marqibo will compete with unencapsulated vincristine, which is generic, other cytotoxic agents such as antimetabolites, alkylating agents, cytotoxic antibiotics, vinca alkyloids, platinum compounds and taxanes, and other cytotoxic agents that use different encapsulation technologies. These or other future competing products and product candidates may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

 We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking preclinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

Developments by competitors may render our products or technologies obsolete or non-competitive.

Companies that currently sell both generic and proprietary compounds for the treatment of cancer include, among others, Pfizer, Inc. (trimetrexate), Eli Lilly & Co. (pemetrexed), Novartis AG (edatrexate), and Allos Therapeutics, Inc. (PDX). Alternative technologies are being developed to treat cancer and immunological disease, several of which are in advanced clinical trials. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.

Risks Related to Our Intellectual Property

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in large part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

We have licensed from third parties rights to numerous issued patents and patent applications. To date, through our license agreements for Marqibo, Alocrest, Brakiva and Kyrbax, we hold certain exclusive patent rights, including rights under U.S. patents and U.S. patent applications. We also have patent rights to applications pending in several foreign jurisdictions. We have filed and anticipate filing additional patent applications both in the United States and internationally, as appropriate.

The rights to product candidates that we acquire from licensors or collaborators are protected by patents and proprietary rights owned by them, and we rely on the patent protection and rights established or acquired by them. We generally do not unilaterally control, or do not control at all, the prosecution of patent applications licensed from third parties. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we may exercise over internally developed intellectual property.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Even if we are able to obtain patents, any patent may be challenged, invalidated, held unenforceable or circumvented. The existence of a patent will not necessarily protect us from competition. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Under our license agreements, we generally do not unilaterally control, or do not control at all, the enforcement of the licensed patents or the defense of third party suits of infringement or invalidity.

Furthermore, if we become involved in any patent litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be significantly diverted. As a result of such litigation or proceedings we could lose our proprietary position and be restricted or prevented from developing, manufacturing and selling the affected products, incur significant damage awards, including punitive damages, or be required to seek third-party licenses that may not be available on commercially acceptable terms, if at all.

The degree of future protection for our proprietary rights is uncertain in part because legal means afford only limited protection and may not adequately protect our rights, and we will not be able to ensure that:

•	we or our licensors or collaborators were the first to make the inventions described in patent applications;

•	we or our licensors or collaborators were the first to file patent applications for inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	any of our pending patent applications will result in issued patents;

•	any patents licensed or issued to us will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

•	we will ultimately be able to enforce our owned or licensed patent rights pertaining to our products;

•	any patents licensed or issued to us will not be challenged, invalidated, held unenforceable or circumvented;

•	we will develop or license proprietary technologies that are patentable; or

•	the patents of others will not have an adverse effect on our ability to do business.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, we require all of our employees to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

Our license agreements relating to our product candidates may be terminated in the event we commit a material breach, the result of which would harm our business and future prospects.

Our license agreement with Albert Einstein College of Medicine, or AECOM, provides that AECOM may terminate the agreement, after providing us with notice and an opportunity to cure, for our material breach or default, upon our bankruptcy.  In the event these license agreements are terminated, we will lose all of our rights to develop and commercialize the applicable product candidate covered by such license, which would harm our business and future prospects. Our license to Marqibo, Alocrest and Brakiva are governed by a series of transaction agreements which may be individually or collectively terminated, not only by Tekmira, but also by M.D. Anderson Cancer Center, British Columbia Cancer Agency or University of British Columbia under the underlying agreements governing the license or assignment of technology to Tekmira. Tekmira may terminate these agreements for our uncured material breach, for our involvement in a bankruptcy, for our assertion or intention to assert any invalidity challenge on any of the patents licensed to us for these products or for our failure to meet our development or commercialization obligations, including the obligations of continuing to sell each product in all major market countries after its launch. In the event that these agreements are terminated, not only will we lose all rights to these products, we will also have the obligation to transfer all of our data, materials, regulatory filings and all other documentation to our licensor, and our licensor may on its own exploit these products without any compensation to us, regardless of the progress or amount of investment we have made in the products.

Third party claims of intellectual property infringement would require us to spend significant time and money and could prevent us from developing or commercializing our products.

In order to protect or enforce patent rights, we may initiate patent litigation against third parties. Similarly, we may be sued by others. We also may become subject to proceedings conducted in the U.S. Patent and Trademark Office, including interference proceedings to determine the priority of inventions, or reexamination proceedings. In addition, any foreign patents that are granted may become subject to opposition, nullity, or revocation proceedings in foreign jurisdictions having such proceedings opposed by third parties in foreign jurisdictions having opposition proceedings. The defense and prosecution, if necessary, of intellectual property actions are costly and divert technical and management personnel from their normal responsibilities.

No patent can protect its holder from a claim of infringement of another patent. Therefore, our patent position cannot and does not provide any assurance that the commercialization of our products would not infringe the patent rights of another. While we know of no actual or threatened claim of infringement that would be material to us, there can be no assurance that such a claim will not be asserted.

If such a claim is asserted, there can be no assurance that the resolution of the claim would permit us to continue marketing the relevant product on commercially reasonable terms, if at all. We may not have sufficient resources to bring these actions to a successful conclusion. If we do not successfully defend any infringement actions to which we become a party or are unable to have infringed patents declared invalid or unenforceable, we may have to pay substantial monetary damages, which can be tripled if the infringement is deemed willful, or be required to discontinue or significantly delay commercialization and development of the affected products.

Any legal action against us or our collaborators claiming damages and seeking to enjoin developmental or marketing activities relating to affected products could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain licenses to continue to develop, manufacture or market the affected products. Such a license may not be available to us on commercially reasonable terms, if at all.

An adverse determination in a proceeding involving our owned or licensed intellectual property may allow entry of generic substitutes for our products.

Risks Related to Our Securities

Our stock price has, and we expect it to continue to, fluctuate significantly, and the value of your investment may decline.

From January 1, 2006 to September 30, 2008, the market price of our common stock has ranged from a high of $12.94 per share to a low of $0.50 per share. The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. You might not be able to sell your shares of common stock at or above the offering price due to fluctuations in the market price of the common stock arising from changes in our operating performance or prospects. In addition, the stock markets in general, and the markets for biotechnology and biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. A variety of factors may affect our operating performance and cause the market price of our common stock to fluctuate. These include, but are not limited to:

•
announcements by us or our competitors of regulatory developments, clinical trial results, clinical trial enrollment, regulatory filings, product development updates, new products and product launches, significant acquisitions, strategic partnerships or joint ventures;

•	any intellectual property infringement, product liability or any other litigation involving us;

•	developments or disputes concerning patents or other proprietary rights;

•	regulatory developments in the United States and foreign countries;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	economic or other crises and other external factors;

•	actual or anticipated period-to-period fluctuations in our revenues and other results of operations;

•	departure of any of our key management personnel; or

•	sales of our common stock.

These and other factors may cause the market price and demand of our common stock to fluctuate substantially, which may limit investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity or value of our common stock.

If our results do not meet analysts’ forecasts and expectations, our stock price could decline.

While research analysts and others have published forecasts as to the amount and timing of our future revenues and earnings, we have stated that we will not be providing any forecasts of the amount and timing of our future revenues and earnings until after two quarters of our sales and marketing efforts. Analysts who cover our business and operations provide valuations regarding our stock price and make recommendations whether to buy, hold or sell our stock. Our stock price may be dependent upon such valuations and recommendations. Analysts’ valuations and recommendations are based primarily on our reported results and their forecasts and expectations concerning our future results regarding, for example, expenses, revenues, clinical trials, regulatory marketing approvals and competition. Our future results are subject to substantial uncertainty, and we may fail to meet or exceed analysts’ forecasts and expectations as a result of a number of factors, including those discussed under the section “Risks Related to Our Business.” If our results do not meet analysts’ forecasts and expectations, our stock price could decline as a result of analysts lowering their valuations and recommendations or otherwise.

We have received notice from the Nasdaq Stock Market that we fail to comply with certain of its continued listing requirements, which may result in the delisting of our common stock from the Nasdaq Capital Market

Our common stock is currently listed for trading on the Nasdaq Capital Market, and the continued listing of our common stock on the Nasdaq Capital Market is subject to our compliance with a number of listing standards.  On June 11, 2008, we received notice from Nasdaq informing us that for 30 consecutive trading days, the bid price of our common stock has closed below the minimum $1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4310(c)(4) .  Nasdaq further informed us that we have until December 8, 2008 in order to regain compliance with Rule 4310(c)(4).  To regain compliance, the closing bid price of our common stock must be at least $1.00 for 10 consecutive trading days (and in certain cases, longer).  The bid price of our common stock has remained below $1.00 since May 2008, however.

In October 2008, as a result of the volatile market conditions, Nasdaq suspended its rule requiring a minimum bid price of $1.00 until January 19, 2009. As a result, Nasdaq notified us that we now have until March 16, 2009 to regain compliance the minimum bid price requirement. If prior to March 16, 2009, our common stock regains compliance with the minimum bid price requirement, Nasdaq will send us a notice informing us that we have regained compliance with its continued listing requirements, assuming we are then in compliance with all other continued listing requirements.

Further, on November 19, 2008, we received a letter from Nasdaq staff formally notifying us that we do not comply with Nasdaq Marketplace Rule 4310(c)(3), which requires us to have either (i) a minimum of $2,500,000 in stockholders’ equity, or (ii) $35,000,000 market value of listed securities, or (iii) $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. As of September 30, 2008, our total stockholders’ equity (deficit) was ($997,106). In addition, the market value of our common stock was approximately $7.1 million as of November 18, 2008, and we have reported net losses from continuing operations in each of our last three completed fiscal years. Based on these circumstances, the Nasdaq staff is reviewing our eligibility for continued listing on the Nasdaq Capital Market. To facilitate this review, the staff asked us to provide, on or before December 4, 2008, with a specific plan to achieve and sustain compliance with all requirements for continued listing on the Nasdaq Capital Market, including the time for completion of the plan. We intend to provide such a plan, however, if the Nasdaq staff nonetheless determines that our plan is not adequate, it will notify us that our common stock is subject to delisting from the Nasdaq Capital Market. At that time, we may appeal the Staff’s decision to a Nasdaq Listing Qualifications Panel.

There can be no assurance that we will be able to maintain the listing of our common stock on the Nasdaq Capital Market.  If our common stock is delisted from the Nasdaq Capital Market, trading in our stock will likely be conducted on the OTC Bulletin Board, a regulated quotation service. If our common stock is delisted from Nasdaq, the liquidity of our common stock will likely be reduced, not only in terms of the number of shares that may be bought and sold at a given price, but also through the timing of transactions and reduction in securities’ analysts and media’s coverage of us. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock.

In addition, if our common stock is no longer listed on either the Nasdaq Capital Market, we may be required to redeem the warrants we have issued to the selling stockholders under our October 30, 2007 facility agreement with the selling stockholders, pursuant to which we have established a line of credit to borrow up to $30.0 million.  As of October 14, 2008, we had borrowed $20 million under this loan facility. In the event we are delisted from Nasdaq and not immediately re-listed on another exchange, the selling stockholders can require us to redeem the warrants at their Black-Scholes-Merton value.  If the selling stockholders elect redemption and we refuse or are unable to pay the redemption price, we will have triggered a default under the facility agreement, giving the selling stockholders the right to require us to repay the loan.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced greater than average stock price volatility in recent years. If we faced such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Because we do not expect to pay dividends, you will not realize any income from an investment in our common stock unless and until you sell your shares at profit.

We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future. You should not rely on an investment in our stock if you require dividend income. Further, you will only realize income on an investment in our shares in the event you sell or otherwise dispose of your shares at a price higher than the price you paid for your shares. Such a gain would result only from an increase in the market price of our common stock, which is uncertain and unpredictable.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe” “intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

Because the factors discussed in this prospectus or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Such risks and uncertainties relate to, among other factors:

•	the development of our drug candidates;

•	the regulatory approval of our drug candidates;

•	our use of clinical research centers and other contractors;

•	our ability to find collaborative partners for research, development and commercialization of potential products;

•	acceptance of our products by doctors, patients or payors; our ability to market any of our products;

•	our history of operating losses; our ability to compete against other companies and research institutions;

•	our ability to secure adequate protection for our intellectual property; our ability to attract and retain key personnel;

•	availability of reimbursement for our product candidates;

•	the effect of potential strategic transactions on our business; our ability to obtain adequate financing; and

•	the volatility of our stock price.

These and other risks are detailed in this prospectus under the discussion entitled “Risk Factors,” as well as in our reports filed with the SEC from time to time under the Securities Act and the Exchange Act. You are encouraged to read these filings as they are made.

Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling stockholders.

SELLING STOCKHOLDERS

The shares offered by this prospectus are issuable upon the exercise of outstanding warrants held by the selling stockholders identified in the table below. We issued the warrants in connection with a loan facility agreement we entered into with the selling stockholders on October 30, 2007, pursuant to which the selling stockholders committed to loan to us up to $30 million. Additional terms of this loan facility are described in our Current Report on Form 8-K filed with the SEC on November 5, 2007.

On October 14, 2008, we drew down additional funds from our loan facility, triggering the issuance of additional warrants to purchase an aggregate of 850,136 shares of our common stock, which represented 2.625% of our outstanding common stock on that date. Like the warrants we issued in October 2007, the warrants we issued on October 14, 2008 are exercisable for 6 years at a price per share equal to $1.31 and contain an anti-dilution provision that automatically increases the number of shares that may be purchased under the warrants as we issue additional shares of our common stock in the future so that such warrants in the aggregate always represent the right to purchase 2.625% of our total shares outstanding at any time while the warrants are outstanding (assuming the warrant is not exercised prior to any such adjustment). In addition to the 850,136 shares currently issuable upon exercise of the October 2008 warrants, this prospectus also relates to the resale of an additional 170,027 shares of our common stock which may become issuable pursuant to the anti-dilution feature contained in this series of warrants. In the table below, we refer to these additional shares as the Anti-Dilution Shares. The warrants may not be exercised by the selling stockholders to the extent that their beneficial ownership of our common stock, as determined in accordance with Section 13(d) of the Securities Exchange Act, would exceed 9.98%.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934. As of November 14, 2008, there were 32,386,130 shares of our common stock outstanding.

Selling Stockholder (1)	Shares Beneficially Owned Prior to Offering (2)		Number of Shares Offered by Selling Stockholder upon Exercise of Certain Warrants (6)	Number of Anti-Dilution Shares Underlying Warrants Offered by Selling Stockholder (7)	Shares Beneficially Owned After Offering	Percentage Beneficial Ownership After Offering
Deerfield Special Situations Fund International Limited	2,698,966	(3)	91,673	18,335	2,607,293	7.9
Deerfield Special Situations Fund, L.P.	1,469,043	(4)	50,016	10,003	1,419,027	4.3
Deerfield Private Design Fund, L.P.	1,949,488	(5)	271,335	54,267	1,678,153	4.9
Deerfield Private Design International, L.P.	3,140,559	(5)	437,112	87,422	2,703,447	7.6
Total Shares Offered			850,136	170,027
_____________

(1)	James E. Flynn has the power to vote or dispose of the shares held by the selling stockholders.

(2)
Includes shares of common stock issuable upon the exercise of warrants, including the shares offered by this prospectus. For purposes hereof, we assume the issuance of all such shares pursuant to a cash exercise. The terms of all such warrants contain a provision limiting the warrant holder’s right to exercise such warrant to the extent that such exercise would result in such holder’s beneficial ownership, together with its affiliates, exceeding 9.98% of the number of shares of our common stock then issued and outstanding. For purposes of determining the beneficial ownership of each selling stockholder, the shares issuable upon exercise of the warrants pursuant to the anti-dilution feature (see note (7) below) are excluded.

(3)
Represents 658,653 shares of common stock issuable upon the exercise (at a price of $1.31 per share) of warrants held by the selling stockholder and 2,040,313 shares of common stock owned by the selling stockholder.

(4)
Represents 359,356 shares of common stock issuable upon the exercise (at a price of $1.31 per share) of warrants held by the selling stockholder and 1,109,687 shares of common stock owned by the selling stockholder.

(5)	Represents shares of common stock issuable upon the exercise (at a price of $1.31 per share) of warrants held by these selling stockholders.

(6)
Represents shares of common stock issuable as of November 14, 2008 upon the exercise (at a price of $1.31 per share) of warrants held by the selling stockholders. The warrants are exercisable until October 14, 2014. For the purposes hereof, we assume the issuance of all such shares pursuant to a cash exercise.

(7)
In addition to the shares of common stock reflected by note (6), this prospectus also relates to the offer by the selling stockholders of up to an additional 20% of such shares, or an aggregate of 170,027 shares, that may become issuable upon the exercise (at a price of $1.31. per share) of the warrants pursuant to anti-dilution provisions contained in the warrants.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders might be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement that includes this prospectus effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

  Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by the General Corporation Law of Delaware, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

ABOUT THIS PROSPECTUS

This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.” We have not authorized anyone else to provide you with different information or additional information. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

WHERE YOU CAN FIND MORE INFORMATION

         Before you decide whether to invest in our common stock, you should read this prospectus and the information we otherwise file with the Securities and Exchange Commission, or the SEC. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 or at the SEC’s other public reference facilities. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Our SEC filings are also available at the SEC's website at http://www.sec.gov.

         We are allowed to incorporate by reference information contained in documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents and that the information in this prospectus is not complete and you should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, the information in documents that we file in the future will update and supersede the current information in, and incorporated by reference in, this prospectus.

         We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act (other than any Current on Reports on Form 8-K filed under Item 12):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, respectively;

•
Current Reports on Form 8-K filed January 25, 2008, March 6, 2008, March 19, 2008, April 4, 2008, April 24, 2008, May 27, 2008, June 4, 2008, June 11, 2008, June 13, 2008, September 10, 2008, October 31, 2008 and November 21, 2008, respectively;

•	Our Definitive Proxy Statement on Form 14A filed with the SEC on April 29, 2008; and

•	The description of our common stock set forth in the registration statement on Form 8-A that we filed with the SEC on April 11, 2006 (000-50782).

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Hana Biosciences, Inc.
7000 Shoreline Court, Suite 370
South San Francisco, CA 94080
Attention: Secretary
(650) 588-6404

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Fredrikson & Byron, P.A., Minneapolis, Minnesota.

EXPERTS

The financial statements as of December 31, 2007 and 2006 and for each of the two years in the period ended December 31, 2007 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

1,020,163 Shares

Common Stock

Hana Biosciences, Inc.

PROSPECTUS

December 3, 2008